Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO-C

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)of

the Securities Exchange Act of 1934

XETA Technologies, Inc.

(Name of Subject Company [Issuer])

XETA Technologies, Inc.

(Names of Filing Persons (offeror)

Certain Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

983909102

(CUSIP Number of Class of Securities)

Robert B. Wagner

Chief Financial Officer and Secretary

XETA Technologies, Inc.

1814 West Tacoma St.

Broken Arrow, Oklahoma  74012

(918)664-8200

Copy to:

Nancy Jones

Barber & Bartz,

Attorneys at Law

525 S. Main St., Suite 800

Tulsa, Oklahoma  74103-4511

(918)599-7755

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
Not Applicable	Not Applicable

*                             No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐                        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable

Form or Registration No.: Not Applicable

Filing Party:  Not Applicable

Date Filed:  Not Applicable

☒       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐      third-party tender offer subject to Rule 14d-1.

☒      issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

PRELIMINARY NOTE:       Attached hereto as an exhibit is XETA Technologies, Inc.’s Notice of Annual Meeting of Shareholders and Definitive Proxy Statement for its Annual Meeting of Shareholders to be held on April 7, 2009 (the “Definitive Proxy Materials”), which contains a proposal to be submitted to the Company’s shareholders asking them to approve a voluntary, one-time stock option exchange program described in the Proxy Statement (the “Option Exchange Program”).  The Definitive Proxy Materials do not constitute an offer to holders of eligible options to participate in the Option Exchange Program.

The tender offer described in the Proxy Statement has not yet commenced. At the time the Option Exchange Program has commenced, the Company will provide option holders who are eligible to participate in the program with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. The Company’s stockholders and eligible option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.  Eligible option holders will also be able to obtain free of charge a written copy of the Option Exchange Program materials, if and when they are available, by calling XETA Technologies at (918)664-8200, or by contacting the Company’s Chief Financial Officer by e-mail at rwagner@xeta.com or by U.S. mail addressed to XETA Technologies, 1814 W. Tacoma St., Broken Arrow, Oklahoma, 74012, Attention:  Robert B. Wagner, Chief Financial Officer.

ITEM 12.EXHIBITS.

Exhibit Number	Description
99.1	Definitive Proxy Statement for Annual Meeting of Shareholders to be held April 7, 2009 (filed with the Securities and Exchange Commission on February 27, 2009 and incorporated herein by reference).